

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail:
Joseph A. Chlapaty
Chairman, President & Chief Executive Officer
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, OH 43026

  Re: **Advanced Drainage Systems, Inc.**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 6, 2014
     File No. 333-194980

Dear Mr. Chlapaty:

  We have reviewed the amendment to your registration statement and have the following comments.

Principal and Selling Stockholders, page 138

1. We note that ASP ADS Investco, LLC, University of Notre Dame, and Mr. Chapalty currently own over 88% of your outstanding stock. Please add a risk factor disclosing that your principal stockholders and management will have significant voting power and may take actions that are not in the best interest of other stockholders.

2. We note that ASP ADS Investco, LLC currently owns over 50% of your outstanding stock. Please discuss whether you will be considered a "controlled company" under the New York Stock Exchange rules and what this would mean with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

  You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen C. Mahon (*Via E-mail*)
        Squire Sanders LLP